UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            FOAMEX INTERNATIONAL INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   344123 10 4
                                 (CUSIP Number)

                                December 30, 1999
                      (Date of Event Which Requires Filing
                               of this Statement)

                                Christian Pirard
                                  Genfina S.A.
                                  Rue Royale 30
                                      1000
                                Brussels, Belgium
                          Telephone: 011 32-2-507.02.11
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                            Douglas P. Bartner, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|      Rule 13d-1(b)
                  |X|      Rule 13d-1(c)
                  |_|      Rule 13d-1(d)

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CUSIP No.  344123 10 4

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
            Genfina S.A.
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
            --------------------------------------------------------------------

|_|      (b)
            --------------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Citizenship or Place of Organization   Belgium
                                               ---------------------------------

Number of         (5)      Sole Voting Power   1,592,671
Shares                                         ---------------------------------
Beneficially      (6)      Shared Voting Power   0
Owned by                                       ---------------------------------
Each              (7)      Sole Dispositive Power     1,592,671
Reporting                                           ----------------------------
Person            (8)      Shared Dispositive Power    0
With                                                ----------------------------
-------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person  1,592,671
                                                                     -----------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)
          6.4%
         -----------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions)   CO
                                                     ---------------------------

Item 1.        Issuer

               (a)    Foamex International Inc.
               (b)    1000 Columbia Avenue
                      Linwood, Pennsylvania  19061

Item 2.        Person Filing

               (a)    Name of Person Filing:  Genfina S.A.
               (b) Address of Principal Business Office: Rue Royale 30, 1000 Brussels, Belgium
               (c)    Citizenship:  Belgium
               (d) Title of Class of Securities: Common Stock, par value $.01 per share
               (e)    CUSIP Number: 344123 10 4

Item 3.        This statement is filed pursuant to ss.240.13d-1(c).

Item 4.        Ownership

               (a)    Amount Beneficially Owned: 1,592,671 shares of Common
                      Stock.
               (b)    Percent of Class: 6.4%
               (c)    Number of shares as to which the person has:
                      (i)    Sole Voting Power: 1,592,671
                      (ii)   Shared Voting Power: 0
                      (iii)  Sole Dispositive Power: 1,592,671
                      (iv)   Shared Dispositive Power: 0

Item 5.        Ownership of Five Percent or Less of a Class

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               Not applicable.

Item 8.        Identification and Classification of Members of the Group

               Not Applicable.

Item 9.        Notice of Dissolution of Group

               Not Applicable.

Item 10.       Certifications

               (a)    Not Applicable.

               (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2000

                                               GENFINA S.A.

                                               By     /s/ Christian Pirard
                                                   ---------------------------
                                                   Name:  Christian Pirard
                                                   Title: Director

                                POWER OF ATTORNEY

The undersigned GENFINA S.A., a "societe anonyme" under Belgian law with registered office at rue Royale 30, 1000 Brussels, Belgium hereby appoints as its attorneys-in-fact, with full power of substitution :

                         Christian Pirard or Els Ponnet

to execute in the name, place and stead of the undersigned a statement on
Schedule 13 G (including amendments thereto) with respect to the ordinary voting shares, par value $.01 per share, of Foamex International Inc., and to file the same with the United States Securities and Exchange Commission and the undersigned hereby agrees that this Power of Attorney be included as an Exhibit thereto.

GENFINA S.A.

By :       /s/ Klaus Wendel
          -----------------------------
Name :    Mr. Klaus Wendel
Title :   Chairman

By :       /s/ Michel Van den Berghe
          -----------------------------
Name :    Mr. Michel Van den Berghe
Title :   Director

Dated : January 4, 2000